James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

September 24, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Craig Wilson

RE:	Web.com Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 4, 2010
File No, 000-51595

Dear Mr. Wilson:

On behalf of our client, Web.com Group, Inc. (“Web.com” or the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated September 10, 2010, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 filed on March 5, 2010 and Form 10-Q for Fiscal Quarter Ended June 30, 2010 filed on August 4, 2010.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III. (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A. Filed on March 23, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 18

2.
We refer to prior comment 10.  Instruction 3 to Item 403 of Regulation S-K allows an issuer to “rely upon information set forth in … statements [filed with the Commission pursuant to section 13(d) or 13(g)] unless the registrant knows or has reason to believe that such information is not complete or accurate…” If the natural persons were not listed on the Schedules 13D and 13G filed by your principal entity shareholders, it would appear that reliance on the information in the Schedules 13D and 13G may be inappropriate. Please tell us what efforts, if any, were made to determine the natural persons exercising voting and/or dispositive powers with respect to the shares held by these entities.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
September 24, 2010
Page Two

The Company respectfully acknowledges the Staff’s comment and notes that in the past, the Company’s efforts to gather information from 5% holders that did not hold stock prior to the initial public offering were not successful.  In future years the Company will resume the practice of soliciting the natural person and other information not contained in 13D’s and 13G’s in an effort to obtain that information.

Compensation of Executive Officers, page 31

3.
We refer to your response in prior comment 11 and note your assertion that “no other officer or manager [other than the chief executive and financial officers] has sufficient policy making authority to be considered executive officers.” Note that Exchange Act Rule 3b-7 includes within the definition of executive officer “any vice president of the registrant in charge of a principal business unit, division or function” irrespective of whether they have a policy making function. As such, we reissue prior comment 11. Please tell us whether you have up to three vice presidents of a principal business unit, division or function who fall within the definition of executive officer for whom disclosure under Item 402 of Regulation S-K is required.

The Company respectfully acknowledges the Staff’s comment and notes that while it has several vice presidents of differing functions, none of them is running that function independently of the Chief Executive Officer.  The Company respectfully notes that for a time over the past 3 fiscal years the Company did have a President that the Board of Directors felt did have executive officer status and that officer was treated as a Named Executive Officer.  In light of the Staff’s continued concerns on this issue, the Board of Directors will again reexamine the issue of whether or not various vice presidents constitute executive officers at an upcoming meeting, but prior to the Company’s filing of Form 10-K for the year ended December 31, 2010.

Part IV.

Item 15. Exhibits, Financial Statement Schedules

Note 8. Restructuring Costs and Other Reserves, page 54

4.
We note that your response to prior comment 8 states that you released into earnings $466,000 of liabilities related to several unasserted claims for disputed sales commissions. We further note that one of these claims was settled with the third-party service provider. Please tell us the remaining amount of the $466,000 in claims that was released into earnings because the statute of limitations expired. Further, please provide additional details to support your conclusion that you were legally released from these potential obligations.

The Company respectfully acknowledges the Staff’s comment.  The entire $466,000 of liabilities that were released into earnings represented the remaining reserve that had originally been established for unasserted claims for disputed sales commissions related to several third-party service provider agreements and related to arrangements with a Texas-based subsidiary, billed between 2002 and 2005.    At the time of the release of the liabilities, the statute of limitations for the claims had expired.  The statute of limitations in Texas for liabilities of this nature is four years (see V.T.C.A., Civil Practice and Remedies Code § 16.004).

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
September 24, 2010
Page Three

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 22

5.
We note the additional disclosure here and on page 10 in response to prior comment 4. We further note the representation in your disclosure that there were no indicators of impairment during the quarter ended June 30, 2010. Please confirm and address in future filings whether your reporting unit was at risk of failing step one of the impairment test defined in ASC 350. To the extent that you are currently at risk of failing step one or become at risk of failing step one in the future, please tell us how you plan to address disclosure points noted in our prior comment 4.

The Company respectfully acknowledges the Staff’s comment.

At December 31, 2009, the Company’s step one asset impairment calculation, as defined in ASC 350, resulted in the fair market value of our reporting unit exceeding carrying value by approximately 54 percent.   Therefore, the Company was not at risk of failing step one at year end or in the foreseeable subsequent period following year end.

In the event that the Company believes that an impairment indicator exists at an interim quarter end, it will calculate the fair value of the Company’s sole reporting unit (step one).  If the results of the analysis indicate that the reporting unit is or may be at risk of failing step one in the near term, the Company will disclose quantitative thresholds that include the percentage by which fair value exceeded carrying value and additional disclosures surrounding the method(s) and key assumptions utilized in the analysis.  In addition, any uncertainties surrounding the key assumptions and circumstances that could negatively impact the assumptions will be also be disclosed.

Finally, when no impairment indicators exist during each interim quarter end, the Company will continue to disclose management’s position in our Goodwill and Intangible Asset footnote (consistent with the June 30, 2010 Form 10-Q Footnote 5).

* * * * *

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
September 24, 2010
Page Four

The Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr._______________
James F. Fulton, Jr.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM